Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA ● ASIA PACIFIC ● EUROPE

June 18, 2024

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	William Demarest

Wilson Lee

Robert Arzonetti

Susan Block

Re:	Learn SPAC HoldCo, Inc.

Amendment No. 3 to Registration Statement on Form S-4
Filed June 18, 2024

File No. 333-276714

Ladies and Gentlemen:

On behalf of Learn SPAC HoldCo, Inc. (the “Company”), we transmit herewith Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 24, 2024 (the “Letter”). We are also responding to comment number 15 from the Staff’s letter dated January 26, 2024 (the “January Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type, with the exception of the response to comment number 15 from the January Letter, which is set forth below as response number 3.

All page references in the responses set forth below refer to page numbers in Amendment No. 3, unless otherwise noted herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3.

Background of the Business Combination, page 90

1.	We note your response to prior comment 5. Please revise your background discussion to:

●	Specifically identify who was present at a meeting or negotiation. We note that there are still instances where you do not specifically identify who was present at a meting or negotiation. For example:
○	On page 93 you state that on May 2, 2023, members of Innventure’s management team, led by Mr. Haskell, connected with representatives of Grail Partners on the possibility of a SPAC merger more generally;

○	On page 93 you state that on June 26, 2023, Advisor, Grail Partners and Innventure, including Mr. Haskell, discussed entry into a letter of intent with respect to a potential business combination transaction, which included a discussion of structure and preliminary key terms and conditions; and

○	On page 97 you state that between September 6, 2023 and October 5, 2023, representatives of Innventure, led by Mr. Haskell, Learn CW, led by Mr. Hutter and Advisor met numerous times to discuss matters related to Innventure’s inclusion of the ESG Fund.

●	Describe any discussions about the need to obtain additional financing for the combined company and the negotiation/marketing processes, or advise. For example, you state on page 100 that on November 10 and 11, 2023, members of the Innventure management, Mr. Austrup and Mr. Harper met with Mr. Fisher and Mr. Hutter from the Learn CW management team to discuss capital raising strategies.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 95–102 in Amendment No. 3.

Interests of Learn CW’s Directors and Executive Officers in the Business Combination, page 103

2.	We note your response to prior comment 6. We were unable to find the requested information regarding Learn CW’s officers and directors on the pages indicated in your correspondence. Therefore, please revise here, in the Summary and where appropriate to quantify the aggregate dollar amount and describe the nature of what Learn CW’s officers and directors have at risk, if material, that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which Learn CW’s officers and directors are awaiting reimbursement, if applicable, or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages xviii–xix, xxii–xxv, 18, 26 and 106, in Amendment No. 3. The Company also respectfully advises the Staff that there are no other securities held by, loans extended by, fees due to or out-of-pocket expenses owed to Learn CW’s officers and directors other than described in Amendment No. 3.

If Innventure is deemed to be an investment company, page 48

3.	We note your disclosure that Innventure founds, funds and operates companies with a focus on transformative, sustainable technology solutions acquired or licensed from MNCs. Please provide us with information and analysis under Section 3 of the Investment Company Act of 1940 with respect to whether Innventure will be an investment company within the meaning of the Act. As part of the response please also include an analysis of any exemptions you rely upon, if applicable, or advise. Please note that we may refer your response to the Division of Investment Management.

Response: The Company respectfully submits that Innventure is not, and upon the Closing, will not be, an “investment company” within the meaning of the Investment Company Act of 1940 (the “1940 Act”) as further described in the following analysis.

I. Summary of Facts Underlying the Tonopah Analysis

In determining whether an issuer is “primarily engaged” in a non-investment company business under Section 3(a)(1)(A) of the 1940 Act, the following factors are to be considered: (a) the nature of its present assets; (b) the sources of its income and revenue; (c) the company’s historical development; (d) its public representations of policy; and (e) the activities of its officers and directors.1

This part “II” includes a brief summary of the Innventure-related facts that are relevant to an analysis of Innventure under Section 3(a)(1)(A). Additional details are provided in the expanded analysis in part “V.A.” below.

(i) Nature of Assets

Innventure is primarily engaged in the business of acquiring new intellectual property from multi-national corporations (“MNCs”) and creating new entities (“Operating Companies”) which operate and utilize the intellectual property, with funding and management support from Innventure. Innventure’s current principal assets consist of its equity ownership interests in two Operating Companies, AeroFlexx Packaging Company, LLC (“AFX”) and Accelsius, LLC (“ACC”; AFX and ACC are sometimes hereinafter collectively referred to as the “Innventure Companies”), each of which are early-stage Operating Companies that have not commenced revenue-generating operations.

AFX manufactures flexible pouches and rigid bottles for use by consumer packaged goods companies. As of March 31, 2024, Innventure has a 34.0% economic interest in AFX and a 34.5% voting interest.

1 In the Matter of The Tonopah Mining Company of Nevada, 26 SEC 426 (1947) (“Tonopah”), https://fingfx.thomsonreuters.com/gfx/legaldocs/jnpwewmqjpw/frankel-spac40Act--tonopah.pdf.

Innventure believes that its direct ownership interest in AFX affords it such rights as to constitute that interest to not be a security (e.g., overlapping boards, the CEO of AFX being an Innventure employee, Innventure’s significant access to financial information concerning AFX, among other things). If Innventure’s ownership interest in AFX is treated as a security, then 83.3% of the value of Innventure’s total assets could be deemed to be securities for purposes of Section 3(a)(1)(A). If the ownership interest is not treated as a security, that percentage is 30.6%.2

ACC develops a “direct-to-chip” liquid cooling solution for use in data centers. As of March 31, 2024, Innventure directly owns 61.3% of the economic interests and 84.5% of the voting interests in ACC.

(ii) Sources of Income and Revenue

Innventure has had net operating losses each year since inception. By way of example, for fiscal 2023, on a consolidated basis with Innventure GP, LLC (“IGP”) and Innventure Management Services, LLC (“IMS”), Innventure had a net operating loss of $13.3 million and total operating expenses of $14.5 million. However, Innventure had net investment income of $172,384.06 for the year ended 12/31/23, derived from two sources: (i) $129,384.06, which consisted of interest earned on idle cash maintained in a bank money market account and short-term CDs and (ii) $43,000 generated from the sale by Innventure of some of its shares in one of its earliest Operating Companies, Purecycle Technologies, Inc. (“PCT”).3 For Q1 2024, Innventure had a net operating loss of $6.4 million and total operating expenses of $6.7 million. Innventure had $1,118.84 in interest earned on idle cash maintained in short-term CDs, and zero sales of any investments in Operating Companies.

Innventure believes that the purpose of the Tonopah income factor is to facilitate an understanding of the primary nature of a company’s business, and hence, the focus of the analysis should be, where there is no net income as is the case here, on a comparison of Innventure’s operating expenses and its investment expenses. The following table sets forth a comparison of total operating expenses compared to total investment expenses for the fiscal year ended 12/31/23 (bearing in mind that the operations of Innventure remained substantially consistent during the first quarter of 2024):

Total Operating Expenses for Fiscal 2023	Total Investment Expenses for Fiscal 2023
$14.5 million (e.g., payroll related costs, consulting fees paid to third parties, legal fees, and other professional services purchased from third parties).

<$100 (commission relating to the sale of the PCT shares)

OR

$665,100 (which is $665,000[4] (if the original basis of the PCT shares is deemed an investment expense) + <$100 (commission relating to the sale of PCT shares))

2 As explained further below, because of the relatively large difference in fair values as between Innventure’s interest in AFX ($21 million) and ACC ($70 million), and the non-consolidating operation of Section 3(a)(1)(C), the “security” vs “non-security” characterization of Innventure’s interest in AFX is not a determinative factor for purposes of Section 3(a)(1)(C). In other words, as described in part “V.B.” below, Innventure’s investment security total is below 40% for purposes of Section 3(a)(1)(C) regardless of how its interest in AFX is characterized.

3 Detailed information about the reasoning underlying Innventure’s acquisition of the PCT shares (now a public company in which Innventure owns less than 2% of the shares), can be found in part “V.A.(ii)” below.

4 While it is the case that Innventure owns approximately 2.4 million shares of PCT (valued as set forth below at $14,874,141.02 as of March 31, 2024), as described in part “V.A.(ii)” below, Innventure does not view expenses that were incurred in connection with the acquisition or holding of those shares to be “investment expenses.” Part “V.A.(ii)” below also describes Innventure’s arrangements to acquire an additional approximately 475,000 PCT shares from certain related parties and its lack of investment intent with respect to same.

Notwithstanding the fact that Innventure obtained net investment income in 2023, its intention for the future is that its primary source of revenues will be from the business operations of Operating Companies such as AFX and ACC, rather than from investment income.

(iii) Historical Development

Since its inception in 2015,5 Innventure has been engaged in the business of acquiring and commercializing intellectual property through newly-formed subsidiary entities. Historically, the Innventure model called for Innventure to own and operate the Operating Companies and to maintain control of them at least through early scaling, with exits targeted for five years after the inception of each of the subsidiary entities (e.g., through a sale, initial public offering, or merger, including a merger with a special purpose acquisition company). As part of its new “Disruptive Conglomerate” model developed in 2023, Innventure intends to retain majority (or sole) ownership of the Operating Companies indefinitely.6

(iv) Public Representations of Policy

Innventure has consistently represented in marketing materials and on its website that it is engaged in the business of acquiring and commercializing intellectual property through newly-formed entities. Innventure has never held, and does not now hold, itself out to others as an investment company within the meaning of the 1940 Act or as engaging in the business of investing, reinvesting, owning, holding, or trading in securities. In its marketing materials and on the Innventure website, prior to January 26, 2024, Innventure did depict its model as contemplating the disposition of its interests in each Operating Company within five years of formation. While Innventure would not necessarily view that sort of disclosure as necessarily “holding out” as an investment company, Innventure has eliminated that concept from its public communications since those representations do not match the business model it adopted in 2023 (i.e., the “Disruptive Conglomerate” model), under which Innventure intends to retain majority (or sole) ownership of the Operating Companies indefinitely.

5 Innventure was founded in 2015 and currently operates its business as a Delaware limited liability company that was formed in 2017.

6 While a sale or other disposition of one or more Operating Companies could occur in the future, exit transactions are not expected to be a factor in the business plans for Operating Companies.

(v) Activities of Officers and Directors

As of March 31, 2024, Innventure had 27 individuals on its payroll (18 employees and 9 contractors). General job functions for its personnel include: marketing (2); business development (6); operations (2); finance (4.5); capital markets (3.5); DownSelect (i.e., Innventure’s product selection process) (6); human resources (1); legal (1); and Innventure’s CEO (1). Only 2 of the above-referenced 27 individuals spend any time at all on matters relating to the management of Innventure’s securities holdings7 (e.g., cash management as part of their accounting/finance roles) and for those 2 persons, such activities constitute only a nominal percentage of their worktime.

II. Additional Background Information Relevant to 1940 Act Status Analysis

As discussed in more detail below, we respectfully submit that Innventure is not, and, upon the closing of the deSPACing Transaction, will not be, an “investment company” within the meaning of the 1940 Act.

Innventure is a privately held Delaware limited liability company that engages in the business (the “Business”) of founding, funding, and operating Operating Companies that focus on transformative, sustainable technology solutions acquired or licensed from MNCs. Innventure acts as the owner-operator of each Operating Company, each of which takes what it believes to be a breakthrough technology from early evaluation to scaled commercialization. Innventure utilizes an approach designed to help mitigate risk as it builds disruptive companies that it believes have the potential to achieve a target enterprise value of at least $1 billion. “Disruptive,” for these purposes, means innovations that, in Innventure’s opinion, have the ability to significantly change the way businesses, industries, markets, and/or consumers operate. Innventure has launched three such companies since its inception: PCT in late 2015, AFX in 2018, and ACC in 2022.

7 As described in more detail below, Innventure does not view its interest in AFX to be a security. If, however, its interest in AFX were considered to be a security, then Innventure believes that the number of its personnel involved in managing Innventure’s securities holdings would increase simply by virtue of the fact that some Innventure personnel spend some time in connection with the oversight of AFX (e.g., the AFX CEO is an employee of Innventure).

The table below provides a brief summary of information relevant to the Operating Companies and the status of their respective products:8

Operating Company	Year of Launch	Activity/Stage of Operating Company	Innventure Ownership[9]
Accelsius, LLC (“ACC”)	2022	Thermal Management Technology (originally acquired from Nokia)—Delivers a thermal management solution to CPUs and GPUs in data center and telecommunications applications, with the potential to, among other things, allow operators to increase computational throughput and capacity, increase revenue, and reduce operating costs. ACC is an early-stage company that has not yet commenced revenue-generating operations. ACC has been focused on developing data center cooling products since its inception in 2022 and is projecting a customer proof-of-concept pilot in mid-year 2024.	61.3% economic 84.5% voting
AeroFlexx Packaging Company, LLC (“AFX”)	2018	Liquids Packaging Technology (originally acquired from P&G)—Combines attributes of flexible pouches and rigid bottles to provide consumer packaged goods companies with, among other things, a recyclable primarily liquid package that uses less virgin plastic and simplifies packaging supply chains. AFX is in the early stages of operations and is beginning to ramp up its commercial production capabilities. AFX’s first commercial line designed for recyclable film has been installed with a design nameplate capacity of up to 50 million units per year. The current manufacturing footprint installed and on order is projected to be sufficient to meet projected demand through early 2025, with additional capacity expansions being staged to meet customer needs as offtake agreements and customer traction warrants.	34.0% economic 34.5% voting
PureCycle Technologies, Inc. (“PCT”)	2015	Polypropylene Recycling Technology (originally acquired from P&G)—Purifies and recycles post-industrial and post-consumer polypropylene waste back to a like virgin grade polymer, usable across a broad range of applications and markets. PCT became a publicly traded company in 2021 (Nasdaq PCT).	Less than 2% economic and voting.

8 Appendix A hereto depicts the current (i.e., pre-deSPACing Transaction) structure of the ownership by Innventure, the ESG Fund and others of the various companies that are relevant to this 1940 Act discussion. For more detail concerning the deSPACing Transaction and the related parties, reference is hereby made to Amendment No. 3 to the Form S-4 Registration Statement (the “Registration Statement”), which was filed with the SEC by HoldCo on June 18, 2024 (Registration No. 333-276714).

9 Innventure owns its interest in: (i) ACC via a direct ownership interest (61.3% economic/84.5% voting) in a holding company (Accelsius Holdings, LLC), which, in turn, wholly owns ACC; and (ii) AFX via a direct ownership interest (34.0% economic/34.5% voting) in a holding company (AeroFlexx, LLC), which, in turn, wholly owns AFX. Except where the context otherwise requires, references to “ACC” and “AFX” herein include those companies’ respective holding companies.

III. The Definitions of an Investment Company—Sections 3(a)(1)(A), (B), and (C)

Three separate definitions of “investment company” are included in Sections 3(a)(1)(A), (B), and (C) of the 1940 Act. A company that is deemed an “investment company” under any one or more of these three provisions must register as such (absent an exemption or exclusion). What follows is a discussion of the definitions10 and an analysis of their potential applicability in the context of Innventure.

A. Section 3(a)(1)(A)—A Classic Investment Company

Section 3(a)(1)(A) of the 1940 Act defines an “investment company” to include a company that “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” Whether a company is engaged primarily in the business of investing in securities is a question of fact that is determined through the analysis of five factors.11 No single factor by itself is dispositive. The relevant factors are: (1) the nature of a company’s assets; (2) the source of a company’s income; (3) the company’s historic development; (4) the company’s public representations; and (5) the activities of the company’s officers and directors.12

10 Two of the statutory definitions, Section 3(a)(1)(A) and Section 3(a)(1)(C), are potentially relevant for analysis in the context of Innventure. The third type of “investment company” (described in Section 3(a)(1)(B) of the 1940 Act) is a company (referred to herein as a “Face-Amount Certificate Company”) that “is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding.” For these purposes, a “face-amount certificate” is “any certificate, investment contract, or other security which represents an obligation on the part of its issuer to pay a stated or determinable sum or sums at a fixed or determinable date or dates more than twenty-four months after the date of issuance, in consideration of the payment of periodic installments of a stated or determinable amount (which security shall be known as a face-amount certificate of the ‘installment type’); or any security which represents a similar obligation on the part of a face-amount certificate company, the consideration for which is the payment of a single lump sum (which security shall be known as a ‘fully paid’ face-amount certificate).” 1940 Act Section 2(a)(15). Innventure is not engaged nor does it propose to engage in the business of issuing face-amount certificates of the installment type, nor has it been engaged in that business, and nor does it have any such certificate outstanding.

11 See, e.g., SEC Adopting Release, Special Purpose Acquisition Companies, Shell Companies, and Projections, 89 FR 14158, January 24, 2024, https://www.govinfo.gov/content/pkg/FR-2024-02-26/pdf/2024-01853.pdf (the “SPAC Release”). See, also, Certain Prima Facie Investment Companies, SEC Release No. 10937 (Nov. 13, 1979) (the “Rule 3a-1 Proposing Release”); Tonopah, supra note 1, and SEC v National Presto Industries, Inc., 486 F.3d 305 (2007) (“National Presto”). https://caselaw.findlaw.com/court/us-7th-circuit/1182227.html.

12 The SEC has also found the activities of a company’s employees, in addition to those of its officers and directors, to be relevant in determining the company’s primary business. See, the SPAC Release, supra note 11, at p. 14258, footnote 1146, citing, 17 CFR 270.3a–8 (Rule 3a–8 under the 1940 Act); Snowflake Inc., Release No. IC–34049 (October 9, 2020) [85 FR 65449 (October 15, 2020)] (notice), Release No. IC–34085 (November 4, 2020) (order); Lyft Inc., Release No. IC–33399 (March 14, 2019) [84 FR 10156 (March 19, 2019)] (notice), Release No. IC–33442 (April 8, 2019) (order).

Of these factors, the most significant are the nature of a company’s assets and the sources of a company’s income. If no more than 45% of a company’s assets are invested in securities, and if no more than 45% of a company’s income is derived from securities, a strong argument can be made that its primary business is not the business of investing in securities.13 If the company fails one or both of the foregoing objective numerical tests, then all the facts and circumstances (including the factors listed above) will be examined in determining the company’s primary engagement.14

B. Section 3(a)(1)(C)—An Inadvertent Investment Company

The second type of investment company (i.e., defined in Section 3(a)(1)(C) of the 1940 Act) is any issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.” If the value of “investment securities” is greater than 40%, then a company would be a prima facie investment company under Section 3(a)(1)(C). For these purposes, “investment securities”15 include all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries16 of the owner that (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in Section 3(c)(1) and Section 3(c)(7). 17

IV. Analysis of Innventure under the Definitions of Investment Company

A. Section 3(a)(1)(A)

Innventure founds, funds, and operates businesses using technology it leases or purchases from other parties in an effort to create a conglomerate with multiple different subsidiaries, each focused on and implementing a disruptive technological product. Innventure does not believe that it is primarily engaged in the business of investing, reinvesting, or trading in securities within the meaning of 1940 Act Section 3(a)(1)(A) based upon the following analysis.

13 We are aware that even if a company satisfies the numerical standards for non-investment company status under Section 3(a)(1)(A), the SEC may nevertheless view it to be an investment company of a type known as a “special situation investment company” (an “SSIC”). The primary business of an SSIC is to acquire securities for investment with a view to increasing their value and later disposing of them at a profit. Relevant factors for the presence of an SSIC include a pattern of activities of acquiring a diversified portfolio of securities for investment with a view to increasing their value and disposing of them within a short period of time for capital gains; and a policy of shifting from one securities investment to another because greater profits seem apparent elsewhere. See, generally, the Rule 3a-1 Proposing Release. Innventure would not fit the foregoing, since it does not engage in a pattern of acquiring securities. Rather, it acquires the right to commercialize technologies created by others, and, while it has previously sold one company (i.e., PCT), and has sold interests in others (i.e., AFX and ACC), those sales were intended to raise capital in order to expand those companies’ respective businesses (and not for purposes of realizing capital gains).

14 Id.

15 Section 3(a)(2) of the 1940 Act.

16 Under Section 2(a)(24) of the 1940 Act, a “majority-owned subsidiary” of a person is a company 50% or more of the outstanding voting securities of which are owned by such person, or by a company that, within the meaning of this paragraph, is a majority-owned subsidiary of such person. Section 2(a)(42) defines a “voting security” as any security presently entitling the owner or holder thereof to vote for the election of directors (or similar governing body) of a company.

17 Section 3(c)(1) of the 1940 Act excludes from the definition of an “investment company” any entity whose outstanding securities (other than short-term paper) are beneficially owned by not more than 100 persons and that is not making and does not presently propose to make a public offering of its securities. Section 3(c)(7) excludes from the provisions of the 1940 Act any entity whose securities are (1) privately offered and (2) beneficially owned exclusively by one or more persons who were “qualified purchasers” as defined in Section 2(a)(51) of the 1940 Act.

(i) Nature of Assets

(1) Innventure’s Assets

The following table generally sets out the principal assets of Innventure (and related values) as of March 31, 2024. The table reflects the consolidation of Innventure with ACC, IGP, and IMS:

Assets[18]	Value[19]	Calculation Characterization[20]
Cash	1,856,394.05	Neutral asset as line item is cash (consisting of money held in a checking account)
Short Term Investments	300,391.95	Assumed, for purposes of this analysis, to be a security
Related party receivables	23,188.97	Assumed, for purposes of this analysis, to be a security
Loans from Innventure to AFX	5,140,000.00	Arguably not a security based on the analysis in Section (2) below
Prepaids and other	819,978.21	Not a security
Fixed Assets, net	1,271,468.73	Not a security
Right of Use Asset, net	815,773.21	Not a security
GP interest in Innventus Fund	3,520,931.00	Not a security
Equity ownership in AFX	21,000,000.00	Arguably not a security based on the analysis in Section (2) below
Equity ownership in PCT	14,874,141.02	Security
Total	$49,622,267.14

18 For purposes of the Section 3(a)(1)(A) asset calculation, financial statement consolidation utilizing Innventure’s normal principles of consolidation have been employed. See, e.g., Rosenblum, Robert H., Investment Company Determination under the 1940 Act: Exemptions and Exceptions, Aspen Law & Business (1997), at p. 3-15, FN 46, citing, Certain Prima Facie Investment Companies, SEC Release No. 11551 (January 22, 1981), https://www.govinfo.gov/content/pkg/FR-1981-01-22/pdf/FR-1981-01-22.pdf.

19 The methodology used by Innventure for purposes of determining the valuations stated herein closely approximate the values that would be determined pursuant to 1940 Act Section 2(a)(41). Please see Appendix B hereto for a discussion of the differences between the asset balances reported in the financial statements as of March 31, 2024, included in the Registration Statement filed on June 18, 2024 (the “S-4 Financials”) and the asset balances reported as Innventure’s assets in the above table (the “3(a)(1)(A) Table”).

20 Throughout this response to Comment 15, certain assets owned by Innventure or its affiliates are referred to herein as “securities” or “investment securities.” Please note that such characterizations do not necessarily constitute conclusions as to the legal status of such instruments. In some cases (e.g., in certain instances of uncertainty), such characterizations have been made or assumed for convenience in order to facilitate the 1940 Act analysis.

A further analysis of the treatment of “Loans from Innventure to AFX” and “Equity ownership in AFX,” which we submit should not be deemed to be “securities” under the 1940 Act, is included in Section (2) below.

Section 3(a)(1)(A) Asset Calculation	(1) If the interest in AFX is not treated as a “security”	(2) If the interest in AFX is treated as a “security”
Total Assets:	49,622,267.14	49,622,267.14
Denominator[21]	49,622,267.14	49,622,267.14
Numerator	$15,197,721.94 (i.e., “Short Term Investments,” “Related Party Receivables,” “Note Receivable,” and “Equity Ownership in PCT”)	$41,337,721.94 (i.e., “Short Term Investments,” “Related Party Receivables,” “Loans from Innventure to AFX,” “Equity ownership in AFX,” and “Equity Ownership in PCT”)
Percentage of assets constituted by securities	30.6%	83.3%

(2) Innventure’s Interest in AFX Is Not a Security

As illustrated by the above calculations, the determination of Innventure’s status vis-à-vis the Section 3(a)(1)(A) 45% asset test is dependent upon whether the interest held by Innventure in AFX (the “Innventure AFX Interest”) is viewed as a “security.” The following analysis provides a basis to conclude that the Innventure AFX Interest is not a security within the meaning of Section 2(a)(36) of the 1940 Act.

(a) Relevant Legal Principles and Analytical Process

The first step in determining whether a financial instrument constitutes a “security” under the 1940 Act is to assess whether the instrument falls within any of the categories of instruments specifically delineated in the definition of “security.” Section 2(a)(36) of the 1940 Act, which defines the term “security,” does not include an explicit reference to “limited liability company interests.”22 Therefore, the next step is to determine whether the instrument in question falls within any of the other categories of instruments set out in Section 2(a)(36). The most likely potential candidates in Section 2(a)(36) in the context of limited liability company interests would appear to be “investment contracts,” and “in general, any . . . instrument commonly known as a security.”

21 For purposes of these Section 3(a)(1)(A) calculations, the value ascribed to cash owned by Innventure ($1,856,394.05) has been retained in total assets as of March 31, 2024. If however, that amount were to be deducted from the denominator, the percentage of total assets constituted by securities would change: (i)  from 30.6% to 31.8% (for Column (1)); and (ii) from 83.3% to 86.5% (for Column (2)).

22 AFX is a limited liability company.

Investment Contract Analysis. An “investment contract” is an arrangement where the purchaser of the relevant interest invests money in a common enterprise and is led to expect profits primarily from the entrepreneurial or managerial efforts of a promoter or a third party.23

The requisite test for establishing the “dependence on others” element of the Howey investment contract analysis is whether “the efforts made by those other than the investor are the undeniably significant ones, those essential managerial efforts which affect the failure or success of the entire enterprise.”24 The test included in Tucker v. Williamson25 is an oft-cited overall standard to be applied in assessing whether the “dependence on others” element of the Howey analysis has been met. Williamson established a strong presumption that a general partnership interest is not a security and requires the rebuttal of three criteria by a person seeking to overcome that presumption.26 The rebuttal factors set out in Williamson include consideration of the following:

Lack of Power. Whether the governing agreement leaves so little power in the hands of the party whose status is at issue such that the arrangement distributes power as would a limited partnership (e.g., whether the party whose status is at issue is provided under the governing agreement sufficient legal authority to exercise power over the venture (whether or not used) and access to important information and protections against dependence on others).27

Lack of Experience. Whether the party whose status is being determined is so inexperienced and unknowledgeable in the affairs of the business that the party is incapable of intelligently exercising the powers that it has under the agreements that govern the relationship (e.g., whether the party whose status is being determined is inexperienced or unknowledgeable in business affairs generally).28

Lack of Alternatives. Whether the party whose status is at issue is so dependent upon some unique entrepreneurial or management ability of the promoter or manager of the arrangement (e.g., the other party to the contract), that they cannot replace the manager of the enterprise or otherwise exercise meaningful partnership or venture powers (e.g., whether a dependency relationship exists between the party whose status is being determined and the other party to the venture).29

23 SEC v W. J. Howey Co., 328 U.S. 293, 298-299 (1946) (“Howey”), https://supreme.justia.com/cases/federal/us/328/293/; SEC v. Glenn W. Turner Enterprises, 474 F.2d 476 (9th Cir.), cert. denied, 414 U.S. 821 (1973). For purposes of the analysis herein, for the sake of simplicity, we are assuming (but not conceding) the presence of the other Howey factors (i.e., an investment, common enterprise, and an expectation of profit), and are confining our focus to the “dependence on others” leg of the investment contract definition.

24 Loss, at text relating to footnote 172, citing, SEC v. Glenn W. Turner Enterprises, Inc., 424 F. 2d 476, 482 (9th Cir. 1973), cert. denied, 414 U.S. 821).

25 Williamson v. Tucker, 645 F.2d 404 (5th Cir. 1981). (“Williamson”), see, also, SEC v. Schooler, Order Denying Defendant’s Motion to Dismiss, Case No. 3:12-cv-2164-GPC-JMA [Dkt No. 43] (“Schooler”), citing, Williamson, at p. 422 and Koch v. Hankins, 928 F.2d 1471, at pp. 1416–78 (expressly adopting the Williamson test for determining the presence of an investment contract).

26 Callison, William J., Changed Circumstances: Eliminating the Williamson Presumption that General Partnership Interests Are Not Securities, 58 Bus. Law, 1373 (2002–2003), at p. 1375 (“Callison”).

27 Schooler, supra note 25 at pp. 5–6.

28 Id., at pp. 5 and 7.

29 Id.

The Williamson decision predated the widespread use of limited liability companies, which, by design, differ markedly from general partnerships in that they do not typically impose upon members unlimited liability and responsibility for acts of the LLC, or grant members the ability to withdraw and cause the dissolution of the LLC, or grant the agency authority to act on behalf of the LLC. As a result, the analytical framework applied by the Courts, and the SEC and its Staff has (in the context of juridical entities), tended in recent years to shift to a more pragmatic approach involving the weighing and balancing of factors, while still referencing Williamson as the appropriate basic analytical framework for assessing the “dependence” factor of Howey.30

As a general matter, an ownership interest should not be treated as a “security” under Section 2(a)(36) of the 1940 Act where a combination of features (the “Non-Security Factors”) is present such as: (i) involvement in the management and operation of the underlying business;31 (ii) particular expertise relevant to the underlying business; (iii) board representation; (iv) rights of consultation on certain decisions; (v) large relative size of ownership; (vi) a significant level of negotiations involved in connection with the establishment of the overall relationship; (vii) seconded employees, (viii) restrictions on transfer; and (ix) access to information.32

(b) The Non-Security Factors and Innventure’s Relationship with AFX

AFX was originally created, and all of its LLC interests (the “AFX Interests”) were originally wholly-owned, by Innventure. Subsequently, AFX Interests were sold to third parties to raise capital to assist in the development of AFX and its products. The Non-Security Factors described above are discussed next in the context of the relationship between Innventure and AFX.

1. Involvement in the Management and Operation of the Underlying Business33

AFX has utilized certain infrastructure capabilities of Innventure, including Innventure’s human resources and marketing departments, and accounting personnel, as well as employees loaned to fill other gaps in AFX’s personnel resources. The CEO of AFX, who is an employee of Innventure, determines the management team of AFX. The members of the Board of Directors of AFX (other than the CEO of AFX) are all also members of the Board of Innventure. Innventure has made loans to AFX to permit AFX to fund its operations, and it arranges for meetings with MNCs to facilitate AFX product distribution and the acquisition of potential customers for AFX’s products.

30 Callison, supra note 26 at pp. 1375–76; see, also, Ak’s Daks Communications, Inc. v. Maryland Securities Division, 138 Md. App. 31/4 (2001), at p. 8.

31 See, e.g., SEC No-Action Letter, New World Associates, 1985 SEC No-Action LEXIS 2435 (“NWA”), and SEC No-Action Letter, ML Research and Development Partners I, L.P. (Sept. 24, 1984) (“ML”).

32 Letter from Stephen T. Zarrilli, SVP and CFO of Safeguard Scientifics, Inc. to Linda Van Doorn, SEC Senior Assistant Chief Accountant, dated September 21, 2010, https://www.sec.gov/Archives/edgar/data/86115/000095012310087625/filename1.htm (the “Safeguard Letter”), citing, NWA, Williamson and ML. For these purposes, the form of the vehicle itself is not relevant. See, e.g., NWA (where no security was deemed to exist notwithstanding the fact that the subject companies issued “stock”), and Ave. Capital Mgmt. II, L.P. v. Schaden, 131 F. Supp 3d 1118 (U.S. Dist Ct for Wash., D.C.) (2015) (“Ave”), Nelson v. Stahl, 173 F. Supp. 2d 153 (U.S. Dist. Ct. for S.D.N.Y.) (2001).

33 As noted above, Innventure accounts for the Innventure AFX Interests using the equity method of accounting in accordance with US GAAP as it exercises significant influence over AFX. For technical accounting standards purposes, it is unable to consolidate its financial statements with those of AFX (i.e., because, among other reasons, its ownership does not meet the required percentage thresholds). The technical accounting treatment, however, does not detract from Innventure’s non-security characterization of its relationship with AFX. See, e.g., the Safeguard Letter, supra note 32 (where the issuer took the position that, notwithstanding the fact that the financial statements of a “partner company” are not consolidated with its own, its active involvement in management and operations are sufficient to characterize the interest owned as other than an investment security).

2. Particular Expertise Relevant to the Underlying Business

The members of Innventure’s board who have been placed on AFX’s board to manage AFX each possess either significant business experience or technical expertise directly pertinent to the management of AFX’s business.34 In addition, Innventure chose to license P&G technology for use in AFX in part because that technology can be employed for business uses aligned with Innventure’s existing expertise.

3. Board Representation

The LLC operating agreement for AFX (i.e., its Third Amended and Restated Limited Liability Company Agreement, effective as of November 10, 2021 (the “AFX Operating Agreement”)), the contents of which were initially determined by Innventure as the founder of AFX, designated the members of the board of directors of AFX, all of whom (other than the CEO of AFX who is an Innventure employee appointed to AFX by Innventure) are also members of the board of Innventure.35

4. Rights of Consultation on Certain Decisions

As an AFX member, Innventure is granted the right to visit and inspect the AFX properties, to periodically receive financial information regarding AFX, to examine its books of account and records, and to discuss AFX’s affairs, finances, and accounts with its officers.36

34 See, e.g., the biography of Andrew Myers, who, for Innventure, serves as the CEO of AFX, https://www.innventure.com/our-team.

35 In the LLC context in particular, several Courts have found that LLC interests would not be deemed securities where the member in question has a significant role in the management of the LLC. See, e.g., Keith v. Black Diamond Advisors, Inc., 48 F. Supp. 2d 326 (U.S. Dist. Ct. U.S.D.C. for S.D.N.Y.) (1999) (“Black Diamond”); Braun v. Schwartz, 2013 U.S. Dist LEXIS 140153 (U.S. Dist. Ct. for N.J.) (2013) (“Braun”); Great Lakes Chem. Corp. v. Monsanto, 96 F. Supp. 2d 376 (U.S. Dist. Ct. for Delaware) (2000) (“Great Lakes”).

36 These rights bolster the argument that the Innventure AFX Interests are not securities.

While the AFX Operating Agreement does not provide Innventure with any other explicit rights to be “consulted” on particular matters, Innventure is implicitly provided with such consultations by virtue of its CEO being an employee of Innventure and the fact that, with the exception of the AFX CEO, the Board of Directors of AFX is duplicative of the Innventure Board. In addition, as a practical matter, Innventure’s consent must be obtained before certain actions may be undertaken by AFX by virtue of the “supermajority” voting that is required for the approval of certain items. There are 20 such actions for which Innventure’s explicit prior consent is required as a pre-condition. By way of example, a few of them are summarized as follows:37 (a) authorizing AFX to issue new securities; (b) waiving the right of first refusal on new securities on behalf of all AFX members; (c) repurchasing or redeeming certain AFX Units; (d) adversely modifying the rights, preferences, or privileges of certain interests in AFX; (e) engaging in any transaction with any AFX member or an affiliate of a member (unless approved by the majority of the disinterested Directors); (f) granting a security interest in any material portion of AFX’s assets or intellectual property; (g) dissolving or liquidating AFX; (h) materially changing the business of AFX; (i) declaring bankruptcy; or (j) incurring any indebtedness in excess of $250,000.

5. Large Relative Size of Ownership

Innventure now owns AFX Interests (the “Innventure AFX Interests”) that entitle it to 34.0% of the economic benefits and 34.5% of the voting rights in AFX.38 The only other holder of an interest in AFX that is larger than that of Innventure is Innventus ESG Fund I, L.P. (the “ESG Fund”). The ESG Fund owns an interest in AFX (the “Fund/AFX Interests”) which provides the ESG Fund with 36.7% of the economic benefits and 37.8% of the voting authority over AFX.39

37 Please see Part I of Appendix C hereto for additional examples of actions that cannot be undertaken by AFX without the affirmative vote of Innventure. Part II of Appendix C also includes some examples of actions by AFX that can be authorized by a majority vote of the AFX investors and, therefore, the consent of Innventure to such actions would not be necessary.

38 The Innventure AFX Interests would place Innventure in a position of “control” with respect to AFX by operation of Section 2(a)(9) of the 1940 Act, which provides that “…[a]ny person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company…Any such presumption may be rebutted by evidence, but except as hereinafter provided, shall continue until a determination to the contrary made by the Commission by order either on its own motion or on application by an interested person.” Innventure accounts for the Innventure/AFX Interests using the equity method of accounting in accordance with US GAAP as it exercises significant influence over AFX, but the holding does not meet the US GAAP requirements for consolidation.

39 Innventure also has two wholly-owned subsidiaries, IMS (an exempt reporting adviser) and IGP, which serve as the investment manager and general partner, respectively, of the ESG Fund. IGP also owns 5% of the equity interests in the ESG Fund. In February 2024, Innventure directly (i.e., in its own name) acquired in secondary transactions, an aggregate of 0.7% of the limited partnership interests in the ESG Fund for the amount of $328,545.00 (the “Innventure ESG Fund Interests”). The ESG Fund is no longer making new investments. IGP accounts for the Fund/AFX Interests using the equity method of accounting as it exercises significant influence over AFX. The same treatment of the Fund AFX Interests is applied by Innventure in financial statements where IGP is consolidated into Innventure. IGP (as general partner), is granted by the limited partnership agreement for the ESG Fund (the “Fund LPA”) “the sole and exclusive right to manage, control, and conduct the affairs of the Partnership and to do any and all acts on behalf of the Partnership.…” There are no provisions in the Fund LPA that explicitly specify how IGP will cause the ESG Fund to vote its interests in AFX. In addition, the Fund LPA does not provide any explicit rights to the ESG Fund’s limited partners to remove the general partner. In the event that a conflict arises as between the interests of the ESG Fund with respect to its holdings of AFX and those of Innventure with respect to the Innventure AFX Interests, the Fund LPA provides IGP with the option, in its discretion, to address the conflict by consulting with the ESG Fund’s Advisory Committee (consisting of ESG Fund investors).

6. A Significant Level of Negotiations Involved in Connection with the Establishment of the Overall Relationship

Innventure was the founder and, for some time, the sole owner of interests in AFX. Therefore, it determined the rights and obligations to which it was subject in the original operating agreement. In connection with the admission of third-party investors into AFX to raise capital to assist in the development of AFX and its products, Innventure took the lead in the extensive negotiations of the relevant changes to the AFX Operating Agreement.

7. Seconded Employees

As noted above, Andrew Myers, the CEO of AFX, is an Innventure employee appointed to AFX by Innventure. In the capacity of CEO, Mr. Myers (and hence, Innventure) has the ability to choose the senior management and other personnel of AFX.

8. Restrictions on Transfer

The AFX Operating Agreement includes provisions to the effect of the following:

Approval of the AFX Board is required for any AFX member to transfer their AFX Interest, unless such transfer is to a person or entity that owned an equity interest in an AFX member at the time of that member’s investment in AFX.

Any transaction that results in a change of control (i.e., a transaction causing the AFX Board immediately prior to such transaction not holding, directly or indirectly, at least 50% of the voting power of the surviving or continuing entity, unless that transaction is conducted by AFX principally for bona fide capital-raising purposes and in which equity of AFX is issued in exchange for equity in AFX) requires that AFX be dissolved.

Certain classes of AFX members, designated in the AFX Operating Agreement as “Qualified Holders” (which includes Innventure, among others), are granted certain rights of first refusal on certain new securities issued by AFX, the right to purchase interests sold by another AFX member, and registration rights.40

9. Access to Information

As a Qualified Holder, Innventure is granted the right to visit and inspect the AFX properties, to periodically receive financial information regarding AFX, to examine its books of account and records, and to discuss AFX’s affairs, finances, and accounts with its officers.

The legal power provided to Innventure in AFX through the Innventure AFX Interests, as well as Innventure’s capabilities and experience, make clear that (consistent with the precedent referenced in part 2(a) above) the Innventure AFX Interests should not be viewed as securities.

40 See, the Safeguard Letter, supra note 32, and NWA and ML, supra note 31.

Instruments Commonly Known as a Security. While we are not aware of any direct precedent in the context of Section 2(a)(36) of the 1940 Act, the U.S. Supreme Court has equated the reference to “instrument commonly known as a security” in the 1933 Act and 1934 Act to the term “investment contract.”41 Therefore, the above position with regard to the status of the Innventure AFX Interests as non-securities would apply equally in the analysis of whether they constitute “instruments commonly known as a security.”

(ii) Sources of Income and Revenue

Innventure and all of the other companies depicted on Appendix A, including AFX, have net and gross total losses, and net and gross investment income for the year ended 12/31/2342 including net and gross total losses for Q1 2024. In a situation such as this, it is important to bear in mind that the purpose of the Tonopah income factor is to facilitate the review of a company’s day-to-day activities and to assist in assessing whether those “activities are primarily related to investing in securities or operating a business.”43 Thus, while we recognize that Innventure’s generation of positive net and gross investment income as compared to its net and gross total losses would prevent it from relying directly on the DRX no action letter (assuming that letter were relevant to Section 3(a)(1)(A) assessments), the concept underlying that letter (i.e., to use the income factor to facilitate an understanding of the primary nature of a company’s business) should be of useful guidance in Innventure’s situation. While it is the case that Innventure had both net and gross operating losses (as well as net and gross total losses),44 upon further examination of the components of those losses, the true operating nature of Innventure’s business comes more clearly into focus. First, it is instructive to review the nature of Innventure’s expense outlays for the fiscal year ended 12/31/23. Innventure’s total operating expenses for the year were approximately $14.5 million, which consisted of operating expenditures such as approximately (i) $7.3 million for payroll-related costs; (ii) $1.3 million in consulting fees paid to third parties; (iii) $1.3 million in legal fees; and (iv) $1.8 million for other professional services purchased from third parties. By comparison, for the same year, Innventure had net investment income of $172,384.06 derived from two sources: (a) $129,384.06 was interest earned on idle cash maintained in a bank money market account and short term CDs and (b) $43,000 was generated from the sale of some of Innventure’s holdings of PCT (which was originally an Operating Company) necessitated by the need for cash (the “2023 PCT Sale”). The sale of the PCT shares (the “2023 PCT Sale Shares”) in the 2023 PCT Sale resulted in a total gain to Innventure of $43,000 (after deducting the original basis of the stock of $665,000 from the gross sales price of $708,000). The total investment expenses relating to the generation of the foregoing net investment income would have been less than $100 in commissions (or, if the original basis in the PCT shares is to be taken into account as an investment expense, $665,00045 plus the foregoing $100 or less in commissions). The foregoing information relates to Innventure consolidated with IGP and IMS. It does not include operating expense outlays at AFX or ACC. If expense outlays for AFX and ACC were included, the operating expense figures would be much higher. Neither AFX or ACC had investment income or investment expenses for the fiscal year ended 12/31/23 and both of them have yet to generate revenues from operations. For Q1 2024, Innventure had a net operating loss of $6.4 million. It had total operating expenses of $6.7 million, which consisted of operating expenditures such as approximately (i) $2.2 million for payroll-related costs; (ii) $0.6 million in consulting fees paid to third parties; (iii) $1.3 million in legal fees; and (iv) $1.9 million for other professional services purchased from third parties. Innventure had $1,118.84 in interest earned on idle cash maintained in short-term CDs and zero sales of any investments in Operating Companies. Each of the Innventure Companies is in a different stage of development (as described in the Registration Statement), and Innventure has an expectation that revenues from operations will ultimately be generated by each of them.

41 See, e.g., Rosenblum supra note 18, at 2–9, citing, United Housing Foundation, Inc. v Forman, 421 U.S. 837, 852 (1975), where the Court said “we perceive no distinction for present purposes, between an “investment contract” or “instrument commonly known as a security.””

42 Innventure has consistently had operating losses each year since inception including through the period ending Q1 2024.

43 DRX, Inc. SEC No-Action Letter (June 28, 1988) (“DRX”).

44 For example, Innventure’s net operating loss for 2023 was approximately $13.3 million (Q1 2024 net operating loss was $6.4 million).

45 “While it is the case that at March 31, 2024 Innventure owns approximately 2.4 million shares of PCT (valued as set forth above at $14,874,141.02), Innventure does not view expenses that were incurred in connection with the acquisition or holding of those shares to be “investment expenses” primarily because: (i) with respect to approximately 2.0 million of those shares, by virtue of the arrangements under which it holds those shares (which are described in detail in the Registration Statement), Innventure expects that it will distribute out such shares once it is contractually directed to do so, in exchange for which Innventure would not expect to receive any consideration; and (ii) as of March 31, 2024 with respect to the remaining approximately 400,000 PCT shares (the “Remaining Shares”), and an additional 500,000 PCT shares pledged by an affiliate to be provided to Innventure once the PCT lock-up is released (the “Pledged Shares”), those PCT shares were originally acquired (or, in the case of the Pledged Shares, will be acquired) from an affiliate to enable Innventure to show continued support for PCT. Innventure also has arrangements to acquire an additional approximately 475,000 PCT shares from certain related parties (the “Related Party Shares”) to increase the related parties’ equity position in Innventure, as described in the Registration Statement. While Innventure cannot, of course, rule out the possibility that it could profit from a future sale of any or all of the Remaining Shares, the Pledged Shares or the Related Party Shares (all of which have been or will be acquired by Innventure in exchange for equity shares of Innventure), doing so was not the intent of the acquisition.”

The only reasonable conclusion that can be derived from the foregoing is that, as demonstrated by the operating nature of its expenditures and the relative lack of investment expenditures, Innventure should be viewed as having positively satisfied the Tonopah income factor, notwithstanding its having generated net and gross total losses, while generating modest investment gains. Of course, we recognize that the Tonopah decision itself took a dim view of an outcome where investment income existed alongside total losses, but we submit that the scenario in Tonopah was significantly distinguishable from that of Innventure, since in Tonopah it was determined in the proceeding that “the company’s only source of net income consists of interest, dividends and profits on the sale of securities;  and we find nothing to indicate that this situation will be changed substantially in the foreseeable future.”46 By contrast to the mining company in Tonopah which, for years, only had investment income, Innventure has realistic expectations of generating operating revenues in the near future from the Innventure Companies.

(iii) Historical Development

As described in more detail in the Registration Statement, at its core, the Innventure Business has always involved various iterations of the “DownSelect” approach, which is a repeatable, systematic, risk-managed process involving Innventure’s vetting of a limited number of disruptive technologies from MNCs and then launching, building, funding, and Operating Companies around those disruptive technologies.

Historically, the Innventure model called for Innventure to own and operate the Operating Companies and to maintain control of them at least through early scaling with exits targeted for five years after company inception (e.g., through a sale, initial public offering, or merger, including a merger with a special purpose acquisition company). As part of its new “Disruptive Conglomerate” model developed in 2023, Innventure intends to retain majority (or sole) ownership of the Operating Companies indefinitely.47

Innventure’s Disruptive Conglomerate model allows it to build, hold, and operate companies, generating positive cash flows of one or more majority-owned new Operating Companies and potentially maximizing value for investors and other stakeholders. Innventure believes that the new approach will give Innventure the opportunity to derive greater value from those companies as it operates over the long term. While a sale or other disposition of one or more Operating Companies could occur in the future, exit transactions are not expected to be a factor in the business plans for Operating Companies. Innventure is currently deploying this advanced approach and will continue to deploy it following the deSPACing Transaction.

(iv) Public Representation of Policy

Innventure represents in public documents, including on its official website (https://www.innventure.com/), activities, and other communications (including the Registration Statement), that it is primarily engaged in the “Business” of founding, funding, and operating Operating Companies with a focus on transformative, sustainable technology solutions acquired or licensed from MNCs.

46 Tonopah, supra note 1, 26 S.E.C. at 431.

47 While a sale or other disposition of one or more Operating Companies could occur in the future, exit transactions are not expected to be a factor in the business plans for Operating Companies.

Historically the foregoing has also been the case on the website and in securities offering materials, except that, prior to January 26, 2024, Innventure’s website and certain other public pronouncements made reference to the then-current component of the Business which referred to “exits from the new Operating Companies via trade sale or IPO to support accelerated scaling and Investor ROIC.”48 In keeping with its Disruptive Conglomerate model, Innventure no longer describes exit transactions as a principal focus of the Business. By way of example, its website now provides that:

Innventure founds, funds, and operates companies with a focus on breakthrough technology solutions acquired or licensed from Multinational Corporations (“MNCs”). As owner-operators, Innventure takes technologies from early evaluation to scaled commercialization. Innventure makes decisions informed by proprietary MNC market data, with the goal of building disruptive companies that can reach a target enterprise value of at least $1 billion. Innventure defines “disruptive” as innovations that have the ability to significantly change the way businesses, industries, markets and/or consumers operate.

It is also relevant to note that the statement of purpose set forth in Innventure’s operating agreement (i.e., its Fifth Amended and Restated Limited Liability Company Agreement, dated April 27, 2022) includes general references to the conduct of two activities, management of the ESG Fund, and the creation and operation of various Operating Companies. It does not include references to the “exits” concept.

(v) Activities of Officers and Directors

As of March 31, 2024, Innventure, together with AFX and ACC, had a total of 99 individuals on payroll. Innventure had 27 individuals on its payroll (18 employees and 9 contractors). General job functions for its personnel include: marketing (2); business development (6); operations (2); finance (4.5); capital markets (3.5); DownSelect (i.e., Innventure’s product selection process) (6); human resources (1); legal (1); and Innventure’s CEO (1). Only 2 of the above-described 27 individuals spend any time at all on matters relating to the management of Innventure’s securities holdings49 (e.g., cash management as part of their accounting/finance roles) and for those two individuals, such activities constitute only a nominal percentage of their work time. AFX, which, as described above, manufactures flexible pouches for use by consumer packaged goods companies, and is in the early stages of operations and ramping up commercial production capabilities, has a total of 29 individuals on its payroll (27 employees, and 2 contractors). General job functions for its personnel include: production (8); research and development (3.5); marketing (3.5); quality (2); operations (2); finance (3); sales/business development (3); maintenance (2); supply chain (1); and the AFX CEO (actually, an employee of Innventure) (1). Of the foregoing, only one person spends any time at all managing securities holdings of AFX (i.e., cash management as part of their accounting/finance role), with that activity constituting a nominal percentage of the individual’s work time. ACC, which, as described above, develops a “direct-to-chip” liquid cooling solution for use in data centers, and has established some manufacturing and supply chain infrastructure, has a total of 43 employees on its payroll. General job functions for its employees include: research and development (6); supply chain (5); professional services (9); production (14); marketing (4); quality (2); finance (1); sales/commercial (1); and ACC’s CEO (1). Of the foregoing, only one person spends any time at all managing securities’ holdings of ACC (i.e., cash management as part of their accounting/finance role), with that activity constituting only a nominal percentage of the individual’s work time. The officers, directors, and other personnel of Innventure and the Innventure Companies are primarily actively engaged in developing and managing the business operations of either Innventure or the Innventure Companies by which they are employed. None of those persons devote substantial time to managing financial instruments on behalf of Innventure or the Innventure Companies.

* * *

48 See, e.g., Innventure’s website as it appeared on September 28, 2023, can be accessed here: https://web.archive.org/web/20230928112917/https://www.innventure.com/ (recorded by the Wayback Machine, a service of the Internet Archive https://archive.org).

49 As described in more detail above, Innventure does not view its interest in AFX to be a security. If, however, its interest in AFX were considered to be a security, then Innventure believes that the number of its personnel involved in managing Innventure’s securities holdings would increase simply by virtue of the fact that some Innventure personnel spend some time in connection with the oversight of AFX (e.g., the AFX CEO is an employee of Innventure).

In summary, Innventure respectfully submits that an appropriate weighing and balancing of the five Tonopah factors discussed above in the context of Innventure and Section 3(a)(1)(A) should result in a conclusion that Innventure is not an “investment company” under that Section. This position is further informed by the recent National Presto50 decision where the Court focused on the perspective of a company’s investors. There the Court said that “… what principally matters is the beliefs the company is likely to induce in investors. Will its portfolio and activities lead investors to treat a firm as an investment vehicle or as an operating enterprise?” The Court’s assessment in National Presto was that “[r]easonable investors would treat Presto as an operating company rather than a competitor with a closed-end mutual fund…” and it declared National Presto (a manufacturer and seller of consumer goods and munitions) to not be an investment company.

Similarly, Innventure believes that it would be reasonable to assume that Innventure’s investors are most likely to view Innventure as a builder and operator of companies, and not as an investment company.

B. Section 3(a)(1)(C)

The following sets out the primary assets of Innventure on an unconsolidated basis, as of March 31, 2024:

Asset	Value	Calculation Characterization
Cash	1,755,181.59	Cash held in a checking account
Short Term Investments	100,000.00	Assumed, for purposes of this analysis, to be an Investment Security
Intercompany receivable	12,087,853.82	Not an Investment Security—Owed by IMS, a wholly-owned subsidiary—cash advances for payroll
Related party receivables	5,140,000	Assumed, for purposes of this analysis, $2.6M to be an Investment Security[51] —Owed by AFX
Prepaids and other	17,243.74	Assumed, for purposes of this analysis, to be an Investment Security
Accounts Receivable	2,227.06	Assumed, for purposes of this analysis, to be an Investment Security
Note Receivable—Owed by ACC (a majority-owned subsidiary)	6,006,484.06	Not an Investment Security
Equity ownership in AFX	21,000,000.00	Investment Security
Equity ownership in PCT	14,874,141.02	Investment Security
Equity ownership in ACC	70,000,000.00	Not an Investment Security
Equity ownership in IGP	3,000,000.00	Not an Investment Security
Equity ownership in IMS	1,000,000.00	Not an Investment Security
Total	$134,983,131.29

50 SEC v National Presto Industries, Inc., 486 F.3d 305 (2007) (“National Presto”); https://caselaw.findlaw.com/court/us-7th-circuit/1182227.html.

51 If AFX were to be treated as a majority-owned subsidiary of Innventure under the analysis set forth herein, this asset would not be treated as an investment security since it would have been issued by a majority-owned subsidiary.

On an unconsolidated basis, as of March 31, 2024 (even if Innventure’s interest in AFX were to be viewed as an “investment security”), approximately 30.9% of the value of Innventure’s total assets (exclusive of U.S. government securities and cash items) would consist of “investment securities,” as set out below:

Section 3(a)(1)(C) Asset Calculation	(1) If the interest in AFX is not treated as an “investment security”	(2) If the interest in AFX is treated as an “investment security”
Total Assets:	$134,983,131.29	$134,983,131.29
Less Cash of	1,755,181.59	1,755,181.59
Denominator	133,227,949.70	133,227,949.70
Numerator	20,133,611.82 (i.e., “Short Term Investments,” “Escrow,” “Prepaids and other,” “Accounts Receivable,” “Loans from Innventure to AFX,” and “Equity Ownership in PCT”)	41,133,611.82 (i.e., “Short Term Investments,” “Escrow,” “Prepaids and other,” “Accounts Receivable,” “Loans from Innventure to AFX,” “Equity ownership in AFX” and “Equity Ownership in PCT”)
Percentage of assets constituted by securities	15.1%	30.9%

As a result of the percentage of investment securities constituting less than 40% of Innventure’s total assets (calculated in accordance with Section 3(a)(1)(C)), Innventure is not an investment company under Section 3(a)(1)(C) of the 1940 Act. Notably, the determination of whether the Innventure AFX Interests are or are not securities is not as relevant to the outcome of the Section 3(a)(1)(C) analysis as it is to the analysis of Innventure under Section 3(a)(1)(A) because, as depicted above, under either characterization, the percentage of total assets represented by “investment securities” is less than 40%. Therefore, we have not endeavored here to analyze whether those interests would constitute “investment securities” for purposes of Section 3(a)(1)(C).

V. Current Status of Innventure52 and Alternatives Utilized

Although Innventure in the first instance does not view itself as an “investment company” under Section 3(a)(1) and, in any event, other exceptions, exemptions, and exclusions from the definition of “investment company” may apply, Innventure currently satisfies, and through the effective date of the Registration Statement, expects to satisfy, the requirements to rely upon Section 3(c)(1) of the 1940 Act (i.e., reliance on Section 3(c)(1) is its current back-up position).

Innventure is not and, upon the effective date of the Registration Statement, will not be, an “investment company” within the meaning of the 1940 Act. Additionally, going forward (i.e., following the effective date of the Registration Statement), Innventure intends to take steps to further bolster the argument that it is not an “investment company” within the meaning of 1940 Act Section 3(a)(1). While we do not think it necessary, if requested by the SEC, Innventure will rely on 1940 Act Rule 3a-253 during the 12 months following the effective date of the Registration Statement, or earlier (as applicable).

If you have any questions regarding the foregoing or Amendment No. 1, please contact the undersigned at (212) 839-5430 or John Stribling of Sidley Austin LLP at (713) 495-4673.

Sincerely,

/s/ David Ni
David Ni
Sidley Austin LLP

cc:	Robert Hutter, Learn SPAC HoldCo, Inc.

Josh DuClos, Sidley Austin LLP

John Stribling, Sidley Austin LLP

Joel May, Jones Day

Thomas Short, Jones Day

52 Due to the relatively significant scope of the pre-deSPACing Transaction assets and operations of Innventure, as compared to the significantly lesser pre-deSPACing Transaction assets and operations of Learn CW Investment Corporation (“Learn CW”), and Learn SPAC HoldCo, Inc (“HoldCo”), the result of a post-deSPACing Transaction 1940 Act status analysis of the resulting merged conglomerate will essentially be dictated by the assets and income and other relevant 1940 Act status factors attributable to Innventure (i.e., the introduction of Learn CW and HoldCo into the 1940 Act analysis by virtue of the deSPACing Transaction should not appreciably alter the numerical outcome or change whatsoever the above conclusions of the 1940 Act status analysis under Section 3(a)(1)).

53 The SEC Staff has previously granted no-action relief under Rule 3a-2 in the context of a company that sought confirmation that the one-year period would begin to run upon the termination of its ability to rely on Section 3(c)(1) under the 1940 Act. See, SEC No-Action Letter, OnePoint Communications Corp. and OnePoint (June 12, 1998) (“OnePoint”) https://www.sec.gov/divisions/investment/noaction/1998/onepointcommunication061298.pdf. See, also, SEC IM Guidance Update, Holding Companies and the Application of Rule 3a-2 Under the Investment Company Act, March 2017, https://www.sec.gov/investment/im-guidance-2017-03.pdf.

Appendix A

Below is the current organization chart of Innventure as of March 31, 2024, including AeroFlexx, LLC (“AFX”) and Accelsius Holdings, LLC (“ACC”), prior to the deSPACing Transaction. As depicted below, Innventure owns 31.0% of the equity of AFX (constituting 34.5% of the voting rights), and the remainder of AFX is collectively owned by directors, officers, and employees of Innventure and AFX (10.2% equity/0% voting); Innventus ESG Fund I, L.P. (the “ESG Fund”) (33.9% equity/37.8% voting); and investors external to Innventure and AFX (24.9% equity/27.7% voting). Further, Innventure owns 61.3% of the equity of ACC constituting 84.5% of the voting rights, and the remainder of ACC is collectively owned by directors, officers, and employees of Innventure and ACC (27.5% equity/0% voting), the ESG Fund (4.8% equity/6.6% voting), and investors external to Innventure and ACC (6.5% equity/8.9% voting). Upon consummation of the deSPACing Transaction, Holdco, through Innventure as its subsidiary, is expected to own approximately: (i) as to AFX: 31.0% equity/34.5% voting; and (ii) as to ACC: 61.3% equity/84.5%.

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Appendix B

Discussion of Differences in Asset Values as between the S-4 Financials and 3(a)(1)(A) Table

The differences between the asset balances reported in the S-4 Financials and the asset balances reported as Innventure’s assets in the 3(a)(1)(A) Table (page 6) are due to the differences in treatment for reporting purposes used for each.

The S-4 Financials are reported under GAAP. For the balances reported under GAAP, Innventure consolidates IMS, IGP, and ACC. It does not consolidate the entities of AFX and the ESG Fund. For technical accounting standards purposes, it is unable to consolidate its financial statements with those of AFX (i.e., because, among other reasons, its ownership does not meet the required percentage thresholds). The recorded balance related to the ESG Fund is reported at approximate fair value. The amounts reported that relate to AFX are reported under the equity method of accounting. Under the equity method, AFX is recorded as a $1,294 investment balance.

With regard to the 3(a)(1)(A) Table, the table below adjusts Innventure’s GAAP balances to reflect the required treatment under the 1940 Act for entities that are not consolidated and includes them as assets of the noted entity to be reported at fair value.

The summary table below adjusts the GAAP reported balances to those balances used within the table based on the treatment under the 1940 Act (these include reclassifications).

(amounts in 000’s)	Form S-4 filed on 6-10-2024 GAAP balances at 3-31-24	Adj to remove GAAP balance related to AFX	Adj to record AFX FV and 40 ACT treatment reclass	Balances per table at 3-31-24 = 40 Act treatment
Cash and equivalents	$2,157		(300)	$1,857
Short term investments	-		300	300
Loans from Innventure to AFX	-		5,140	5,140
Prepaid and other assets	602		219	821
Due from related parties	5,163		(5,140)	23
Investments	19,689	(1,294)	(18,395)	-
Property, plant and equipment, net	1,271			1,271
Right of use asset	-		816	816
GP interest in Innventus Fund	-		3,521	3,521
Equity ownership in AFX	-		21,000	21,000
Equity ownership in PCT	-		14,874	14,874
Other assets	1,035		(1,035)	-
	$29,917	$(1,294)	$21,000	$49,623

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Appendix C

I.       Under the terms of the AFX Operating Agreement, the following items require supermajority (i.e., 70%) approval. Because Innventure holds 34.5% of AFX’s voting power, Innventure’s affirmative vote would necessarily be needed to attain a supermajority:

Actions That Cannot Be Taken Without Innventure Approval	AFX Operating Agreement Reference
Authorize AFX to issue New Securities	2.2(a)
Waive the Right of First Refusal on New AFX Securities on behalf of all members	2.2(a)
Repurchase or redeem Units (i) owned by other employees, consultants, agents, brokers, officers, or directors and (ii) as required pursuant to any agreement between AFX and its Members	3.2(e)
Adversely modify the rights, preferences, or privileges of the Class D Preferred Capital, Class B-2 Preferred Capital, Class B-1 Preferred Capital, the Class B Preferred Capital, or any Units	5.2(a)(ii)
Engage in any transaction with any Member or Affiliate of a Member (unless approved by the majority of the disinterested Directors or expressly contemplated)	5.2(a)(iii)
Redeem, repurchase, or otherwise acquire any interest, except as expressly permitted, and any employment agreements or consulting agreements	5.2(a)(iv)
Amend the AFX Operating Agreement or the Certificate of Formation	5.2(a)(v)
Grant a security interest in any material portion of AFX’s assets or intellectual property	5.2(a)(vi)
Effect a Corporate Conversion of AFX	5.2(a)(vii)
Merge, consolidate, or otherwise combine the LLC with any other Person, unless the equity interests of the Person are owned by AFX	5.2(a)(viii)
Convert AFX into another type of entity	5.2(a)(viii)
Extend the term of the AFX entity	5.2(a)(ix)
Dissolve or liquidate the AFX entity	5.2(a)(x)
Engage in a Change of Control Transaction	5.2(a)(xi)
Engage in any conduct that is a material change from the Business contemplated	5.2(a)(xii)
Consent to an Event of Bankruptcy with respect to AFX	5.2(a)(xiii)
Incur any indebtedness in excess of $250,000, except as set forth in a business plan approved by the Board or the refinancing of previously approved indebtedness	5.2(a)(xiv)
Possess any property or assign, transfer, or pledge the rights of AFX in assets of AFX, for other than an AFX purpose	5.2(a)(xv)
Employ, or permit to be employed, the funds, assets, employees, or other resources of AFX in any manner except for the benefit of the LLC	5.2(a)(xvi)
Commingle AFX’s funds with the funds of any other Person or entity, except pursuant to any intercompany agreement in effect between AFX and Innventure1 or Innventure	5.2(a)(xvii)

II.      Under the terms of the AFX Operating Agreement, the following actions require only a majority vote of investors, and, therefore, could be taken without Innventure’s approval:

Actions That Can Be Taken Without Innventure Approval	AFX Operating Agreement Reference
Fill a vacancy on the Board	5.1(a)(ii)
Make distributions to Class A or Class C Units	3.2(e)
Purchase or redeem units by AFX	3.2(e)
Pay or make available monies for a sinking fund for the purchase or redemption of any AFX Units	3.2(e)
Approve a transaction that would result in a change of control of AFX	7.9

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